SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 31, 1994
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:                    ( )


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM ENTERPRISES, INC.          13-3506390
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      581,569
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        581,569
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        581,569
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.32%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RUTCO INCORPORATED                 13-3527510
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       132,311
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        132,311
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        132,311
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.35%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.               ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      100,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        100,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.77%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JAMES H. KASSCHAU                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      10,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        10,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.18%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                  This statement amends and supplements the State-ment on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, a Delaware general partnership, RUTCO Incorporat-ed, a Delaware corporation, RIT Capital Partners plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, Mr. Putnam L. Crafts, Jr. and Mr. James H. Kasschau in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies, Inc., a Pennsylvania corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

             Item 2 is hereby amended and supplemented by adding the following:

                  In connection with a reorganization of Enterpris-es, Investors and RUTCO (the "Tinicum Reorganization"), all of the Shares held by Enterprises, Investors and RUTCO were transferred on December 31, 1994 to a newly-formed Delaware general partnership also known as Tinicum Investors ("Inves-tors II"). Thereafter, Investors was liquidated and dis-solved and, as a result, is no longer deemed to be a report-ing person for purposes of Rule 13d-1 of the General Rules and Regulations of the Exchange Act. Hereinafter, "Reporting Persons" and "Tinicum Reporting Persons" shall no longer include Investors but shall include Investors II. Investors II is a private investment company. The managing partners of Investors II are Eric M. Ruttenberg and Derald H. Ruttenberg. The other partners of Investors II are RUTCO, Derald H. Ruttenberg, John C. Ruttenberg, Eric M. Ruttenberg, Katherine T. Ruttenberg, Hattie Ruttenberg, RUTCO, Enterprises, Tinicum Associates, Inc. and Tinicum Foreign Investments Corporation. Tinicum acts as a manage-ment company for Investors II and other affiliated entities.

                  The address of the principal place of business and of the principal office of Investors II is 990 Stewart Avenue, Garden City, New York 11530.

                  During the last five years, neither Investors II nor, to the best knowledge of Investors II, any of its partners, has
        (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER.

             Item 5(a) is hereby amended and supplemented by adding the following:

                  As of the close of business on January 3, 1995, the Reporting Persons beneficially owned in the aggregate 823,880 Shares, which represent approximately 14.62% of the 5,636,359 Shares outstanding on such date. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, Mr. Crafts and Mr. Kasschau as a group may be deemed to beneficially own such Shares. As of the close of business on January 3, 1995, Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, Mr. Crafts and Mr. Kasschau have direct beneficial ownership of 0, 581,569, 0, 132,311, 0, 0, 100,000 and 10,000 Shares, respectively.

             Item 5(b) is hereby amended and supplemented by adding the following:

                  Each of the Tinicum Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares of which it has direct beneficial ownership.

             Item 5(c) is hereby amended and supplemented by adding the following:

                  Investors acquired on the open market, on December 30, 1994, 13,100 Shares at a price of $25.45 per Share
        (excluding commissions), for total consideration of approxi-mately $332,719 (excluding commissions).

                  In connection with the Tinicum Reorganization, Enterprises, Investors and RUTCO transferred 265,880,
        265,334 and 50,355 Shares, respectively, to the partnership equity of Investors II in exchange for partnership interests in Investors II.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

             Item 7 is hereby amended and supplemented by adding the following exhibits:

             Exhibit 14: Amended and Restated Joint Filing Agree-ment, dated as of January 5, 1995, by and among the Report-ing Persons.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 4, 1995

        TINICUM ENTERPRISES, INC.
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: January 4, 1995

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

        RUTCO INCORPORATED
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

        RIT CAPITAL PARTNERS plc
        By:  /s/ J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Company Secretary


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

         /s/  Putnam L. Crafts, Jr.
         Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    January 4, 1995

        /s/ James H. Kasschau
        James H. Kasschau


        EXHIBIT INDEX

        Exhibit             Description                        Page

        Exhibit 14          Amended and Restated Joint
                            Filing Agreement, dated as
                            of January 5, 1995, by and
                            among the Reporting Persons.